UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION

1.	Name of Registrant:

Towers Watson & Company

2.	Name of Person Relying on Exemption:

Driehaus Capital Management LLC

3.	Address of Person Relying on Exemption:

25 East Erie Street

Chicago, IL 60611

4.	Written Materials:

The attached written materials are submitted pursuant to Rule 14a-6(g)(1)

25 East Erie Street Chicago, IL 60611-2703 www.driehaus.com
FOR IMMEDIATE RELEASE	News Release

Media Contact:

Bradley Dawson

Vice President, Marketing and Product Development

312.587.3844

bdawson@driehaus.com

Driehaus Capital Management Reaffirms Its Agreement with the Voting Recommendations for Towers

Watson Stockholders Issued by Leading Proxy Advisory Firms ISS and Glass Lewis

CHICAGO, Ill., November 11, 2015 – Driehaus Capital Management, a Chicago-based investment adviser of funds that own 1,175,113 shares of Towers Watson & Company (NASDAQ: TW), today issued the following open letter to TW shareholders:

November 11, 2015

Fellow Shareholders,

Institutional Shareholder Services Inc. (ISS) and Glass, Lewis & Co. (GL) help protect shareholders from predatory and value-destructive deals. Their advice is valuable because, in addition to being well-informed, it is objective.

The deal offered to Towers Watson shareholders is predatory. It asks Towers Watson shareholders to internalize 9.1% of value destruction to enrich Willis Group Holdings shareholders. Such value destruction is only ‘small’ from the perspective of the beneficiary.

ISS and GL would have done a disservice to Towers Watson shareholders had they come out in favor of the transaction. It was the right decision—and because of the jarringly unfair terms offered, we don’t believe it was a close call. Blaming ISS for the failure of this deal is an exercise in denial akin to blaming Towers Watson shareholders for voting with their feet since deal announcement.

This case was a unique one in that the terms offered to Towers Watson shareholders were historically unfair. Since 2000, there have been 30 other deals of comparable size in the Commercial Services sector; the smallest change of control premium offered was positive 9.4%. In this case, the negative 9.1% offered to TW shareholders was 18.5% lower than the next-worst historical precedent. The unfairness of the terms was glaring. If the precedent set here is that proxy advisory firms advise shareholders to vote against blatantly unfair transactions, we can live with it. We urge shareholders to read our September 14, 2015 letter to shareholders and the analysis provided in our white paper.

It is quite clear that Towers Watson shareholders will not support the transaction on current terms. There are two paths forward: 1) Either a fair offer is presented to Towers Watson shareholders, or 2) Towers Watson and Willis Group resume life as standalone entities upon the deal breaking.

The increase in terms must be material to warrant any serious consideration from TW shareholders. If Willis chooses not to present a fair offer, we understand that choice and wish them the best of luck with their restructuring effort as a standalone entity.

Sincerely,

K.C. Nelson	Matthew Schoenfeld
Portfolio Manager, Alternative Strategies	Assistant Portfolio Manager
Driehaus Capital Management LLC	Driehaus Capital Management LLC

About Driehaus Capital Management

Driehaus Capital Management LLC is a privately-held, independent investment adviser with $9.6 billion in assets under management as of October 31, 2015. The firm manages global, emerging markets, and US growth equity, hedged equity, and alternative investment strategies. Founded in 1982 by Richard H. Driehaus, the firm serves a diverse institutional client base comprised of corporate and public pensions, endowments, foundations, sub-advisory, financial advisors and family offices, globally.

For more information, please visit www.driehaus.com.

This material is for general informational purposes only and is not intended to be relied upon as investment advice. The opinions expressed are those of Driehaus Capital Management LLC (“Driehaus”) as of November 10, 2015 and are subject to change at any time due to changes in market or economic conditions.

The information and opinions contained in this material are derived from proprietary and non-proprietary sources deemed by Driehaus to be reliable and are not necessarily all inclusive. Driehaus does not guarantee the accuracy or completeness of this information. There is no guarantee that any forecasts made will come to pass. Reliance upon information in this material is at the sole discretion of the reader.

Driehaus is the investment adviser for clients that own 1,175,113 shares of Towers Watson & Co. (TW) and have sold short shares of Willis Group Holdings plc (WSH) as of November 10, 2015. Holdings are subject to change, and Driehaus may buy shares of TW or WSH or sell, including sell short, shares of TW or WSH at any time. The discussion of securities should not be viewed as a recommendation to buy, sell or hold any particular security.

Driehaus is not soliciting proxies relating to the TW shareholder meeting and does not have the authority to vote your proxy. Driehaus urges TW shareholders to vote against the proposed transaction.